Goldman Sachs BDC, Inc.

200 West Street

New York, NY 10282

February 6, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention: Mr. Jay Williamson

Re:	Goldman Sachs BDC, Inc.
Registration Statement on Form N-2
File No: 333-230801

Dear Commissioners:

On behalf of Goldman Sachs BDC, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form N-2 to 1:00 p.m. Eastern Time on February 6, 2020, or as soon thereafter as is practicable.

Should you have any questions concerning this request, please contact our counsel, Joshua Wechsler of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8689.

[signature page follows]

Sincerely, Goldman Sachs BDC, Inc.

By:	/s/ Jonathan Lamm
Name: Jonathan Lamm
Title: Chief Financial Officer